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                           March 1, 2023

       Guohua Huang
       Chief Executive Officer
       EPWK Holdings Ltd.
       Building #2, District A, No. 359 Chengyi Rd.
       The third phase of Xiamen Software Park
       Xiamen City, Fujian Province
       The People   s Republic of China, 361021

                                                        Re: EPWK Holdings Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed February 9,
2023
                                                            File No. 333-269657

       Dear Guohua Huang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 Filed February 9, 2023

       Capitalization, page 70

   1. Please explain to us and disclose what the new column "As Adjusted for the Subsequent
                                                        Issuance of New Shares"
represents. Explain to us why the dollar amount of ordinary
                                                        shares in this new
column changed from the actual amount. Further, explain to us and disclose how this new
column is to differ from the "Pro Forma As Further Adjusted" and what the "further"
adjustments in this column are.
   2. As requested in comment 24 of our September 9, 2022 comment letter, please revise this section to reflect your
Class B Ordinary Shares.
 Guohua Huang
FirstName  LastNameGuohua Huang
EPWK Holdings    Ltd.
Comapany
March      NameEPWK Holdings Ltd.
       1, 2023
March2 1, 2023 Page 2
Page
FirstName LastName
Taxation, page 163

3. You state that this section is the opinion of Messina Madrid Law PA with respect to
         United States tax law, however the exhibit index does not contain a tax opinion from
         Messina Madrid Law PA; please advise and revise. Please revise this section to state that the disclosure with respect to Cayman Islands tax law is the opinion of Ogier.
Index to Financial Statements, page F-1

4. Please explain to us and disclose as appropriate the reason for changes in the reported dollar amounts for ordinary shares and additional paid capital on the balance sheets and the statements of changes in shareholders' equity from your last filing on December 9,
         2022.
General

5. Please file a consent for each director nominee. Refer to Securities Act Rule 438.
6. We note that you filed Exhibits 10.6-10.12 in response to comments 10 and 37 of our
         September 9, 2022 comment letter. Please also briefly describe the material terms and conditions of these agreements.
7. We note Section 33 of the Amended and Restated Memorandum and Articles of
         Association. Please revise your registration statement to clearly and prominently describe the provision, including the relevant forum for litigation and any subject matter jurisdiction carve out, as well as describe any risks or other impacts on investors, including increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. In addition, address any uncertainty about the enforceability of this provision; in this regard we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder.
8. Please revise the filing fees table to include the warrants to be issued in this offering, and supplementally confirm that the shares constituting the over-allotment option have been included in the filing fees table.
9. Please revise Section 6 of Exhibit 5.1 to refer to all of the sections of the registration statement in which counsel is named.
10. Please revise Exhibit 8.1 to clarify that the assumption in Section A(2)(7) does not apply to the PRC or PRC Entities. Revise Section D(7) as it appears to conflict with Section
         A(1).
11. Please file an opinion on the legality of the warrants being offered. Refer to Section
         II.B.1.f of Staff Legal Bulletin No. 19.
         We remind you that the company and its management are responsible for the accuracy
 Guohua Huang
EPWK Holdings Ltd.
March 1, 2023
Page 3

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameGuohua Huang
                                                           Division of
Corporation Finance
Comapany NameEPWK Holdings Ltd.
                                                           Office of Trade &
Services
March 1, 2023 Page 3
cc:       Fang Liu, Esq.
FirstName LastName